Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

September 10, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from JFrog Ltd.
(the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Ordinary Shares, par value NIS 0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon
official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its
1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

